1. Name and Address of Reporting Person
   Chandler, Jr., Theodore L.
   LandAmerica Financial Group, Inc.
   P. O. Box 27567 (23261-7567)
   101 Gateway Centre Parkway, Gateway One
   Richmond, VA 232355153
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/23/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    04/23/2003            M         3165        A   $7.5630    21706          D
Common Stock                                                                               16182.78       I           Deferred
                                                                                                                      Plan, Held in
                                                                                                                      Trust
Common Stock                                                                               7736           I           Custodial/UGM
                                                                                                                      A/Trustee

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $5.938                                                    05/03/2005 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $6.063                                                    05/04/2004 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $6.813                                                    05/07/2007 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $6.875                                                    05/08/2006 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $7.563   04/23/2         MF1             4000  11/05/1993 05/05/2003 Common  3165     $7.5630    0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $8.813                                                    05/06/2008 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $10.813                                                   06/09/2009 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $14.375                                                   05/03/2010 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $19.875                                                   05/02/2011 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $38.45                                                    05/08/2009 Common                      10000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
Stock Swap Exercise of Options - Reporting Person exercised nonqualified stock options by the deemed swap technique, whereby option price was deemed to be paid in swapped shares and taxes were paid by the deemed redemption of the newly acquired shares, resulting in the net issuance of shares shown.

SIGNATURE OF REPORTING PERSON
/s/ Walter L. Smith

DATE
04/24/2003